FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 20, 2004

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Press release entitled, “ABN AMRO presents Sustainability Report 2003: ‘Colour your world’, dated September 15, 2004.

The information contained in this report is incorporated by reference into Registration Statements on Form F-3 file nos. 333-81400, 333-84044, 333-89136 and 333-104778.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 20, 2004	By:	/s/ R.W.J. Groenink

		Name:	Mr R.W.J. Groenink
		Title:	Chairman of the Managing Board

	By:	/s/ H. Duijn

		Name:	Mr H. Duijn
		Title:	Secretary Managing Board

Item 1

Amsterdam, 15 September 2004

ABN AMRO presents Sustainability Report 2003: ‘Colour your world’

ABN AMRO today presented the 2003 Sustainability Report, the first report of the bank to cover the sustainability efforts of all its business units worldwide. The theme of the report is ‘Colour your world’, as the bank acknowledges the fact that every person and every organisation colours the world by making decisions, choices and mapping out directions. The bank is committed to continuously improving the integration of sustainable development into its working environment and business processes.

ABN AMRO’s aim is to play a proactive role in contributing to sustainable development within its areas of influence. It is committed to accountability and transparency in its sustainable development performance.

In the Sustainability Report 2003 presented today, the bank recognises that it has a pivotal role to play in society as an intermediary in capital flows and international trade. Rijkman Groenink, chairman of the Managing Board, said: “We believe we make our primary contribution to sustainable development by providing responsible financial services and by pursuing opportunities for sustainable products and services.”

In defining the objectives and scope of the report, ABN AMRO has drawn on the guidelines of the Global Reporting Initiative (GRI), questionnaires from sustainability rating agencies and dialogues with numerous stakeholders. The report contains a large number of examples and cases in which the bank faced a dilemma. Rijkman Groenink continued to say: “We do not pretend to have all the answers, and current answers can be different from answers in the past, but we will not avoid difficult issues. Moreover we will be transparent about them.”

The bank has identified a number of initiatives to spearhead its efforts in 2004 and 2005, including a further integration of sustainable development into its business processes through policy development and implementation for sensitive sectors; stepping up the development of bank products addressing environmental, social and ethical issues; and further outlining and validating the bank’s sustainable development strategy through dialogue with both internal and external stakeholders. Furthermore ABN AMRO has decided to actively support initiatives and businesses in clean or renewable energy technologies.

ABN AMRO was chosen sector leader in the new, recently published Dow Jones Sustainability STOXX indexes. Furthermore, the bank won the Bracken Award from The Banker for ‘Corporate Social Responsibility Bank of the Year 2004’.